

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Gabriel Bruno
Chief Financial Officer
Lincoln Electric Holdings Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

> **Re: Lincoln Electric Holdings Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 18, 2022**
> **File No. 000-01402**

Dear Mr. Bruno:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 22

1.   We note that you identify Return on Invested Capital ("ROIC") as a key financial measure on page 18 and a non-GAAP measure on pages 22 and 26. You explain that "ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital."

However, you have not provided the disclosures required by Item 10(e) of Regulation S-K, pertaining to this measure, such as the most directly comparable GAAP based measure or a reconciliation from that measure to your non-GAAP measure. Please submit the revisions that you proposed to comply with the aforementioned guidance.

Financial Statements
Note 4 - Acquisitions, page F-16

2.   We note that you report several business acquisitions although have not provided all of the information required by FASB ASC 805-10-50, to enable users of your financial statements to evaluate the nature and financial effects of these transactions.

However, you report $156.1 million paid for acquisitions during 2021 on page F-8, which represented 42.8% of operating cash flows, and disclose that acquisitions during 2021 accounted for 15.2% and 24.3% of the change in revenues for your International Welding and Harris Products Group reportable operating segments on page 20.

Please expand your disclosures to more thoroughly describe each acquisition, including specification of the amount and form of consideration, also the acquisition date, percentage of interests acquired, and manner of accounting applied.

Also disclose the amounts recognized in accounting for these transactions, including acquisition-related costs, the line items in which those amounts are recognized, as well as the amounts of revenues and earnings of the acquirees since the acquisition date in the reporting period, and related pro forma information as if the transactions had occurred as of the beginning of the comparable prior annual reporting period.

As it appears that you have not reported non-cash investing and financing activities pursuant to FASB ASC 230-10-50-3, please clarify whether there were no such activities or whether you concluded that disclosure was not required due to an assessment of materiality, in which case also provide us with details of the amounts, related transactions, and the analyses underlying your view on materiality.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation